January 16, 2009	Lauren Burnham Prevost
404-504-7744
VIA EDGAR	lprevost@mmmlaw.com
www.mmmlaw.com
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	United Development Funding IV Registration Statement on Form S-11 File No. 333-152760
Ladies and Gentlemen:
     On behalf of United Development Funding IV (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2009 (Registration No. 333-152760) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated January 5, 2009. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
Balance Sheet as of November 30, 2008, page F-3
1. Please tell us, and disclose in your next amendment, how the Accounts receivable – related party balance arose, and disclose the repayment terms.
Response: The accounts receivable – related party are organization and offering costs that were paid by the Issuer. Generally, the Issuer’s advisor is responsible for funding organization and offering costs on the Issuer’s behalf. Generally, the Issuer will reimburse its advisor for such costs in an amount equal to 3% of the gross offering proceeds raised by the Issuer. To the extent that organization and offering costs

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Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 16, 2009

are funded by the Issuer, rather than its advisor, such costs are recorded as accounts receivable – related party. As the Issuer receives offering proceeds, it will withhold reimbursement to its advisor of the organization and offering expenses funded by the advisor until the accounts receivable – related party balance is fully paid. The Notes to Financial Statements have been revised on page F-8 to add the aforementioned disclosure.
* * * *
             The Issuer acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MORRIS, MANNING & MARTIN, LLP /s/ Lauren Burnham Prevost Lauren Burnham Prevost

cc:	Hollis M. Greenlaw, Esq.